UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6‑K dated August 7, 2017

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated August 7, 2017 announcing the completion of STMicroelectronics’ common share repurchase program.

PR N° C2831C

STMicroelectronics Completes Share Buy-back Program

Geneva – August 7, 2017 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced that it has completed the repurchase of approximately 18.6 million shares of its common stock for an amount of $297 million under its share buy-back program announced on June 22, 2017.

The shares were repurchased between June 30, 2017 and August 4, 2017 on the Mercato Telematico Azionario and other venues in open market transactions for a total of $297 million. The repurchased shares will be held as treasury shares and used to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programmes.

Following the completion of such share buy-back programme, STMicroelectronics holds in total 40,742,409 treasury shares, which represent approximately 4.5% of the issued share capital of STMicroelectronics.

Details of the share repurchases pursuant to the now completed buy-back program are available on ST’s website at the following address: http://investors.st.com.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 7, 2017	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services